UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September, 2017

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

GRUPO SUPERVIELLE S.A. ANNOUNCES PRICING OF FOLLOW-ON EQUITY OFFERING

Buenos Aires, Argentina, September 12, 2017. Grupo Supervielle S.A. (NYSE: SUPV; Mercado Abierto Electrónico S.A.: SUPV; Bolsas y Mercados Argentinos S.A.: SUPV) (“Grupo Supervielle”), together with Julio Patricio Supervielle, Grupo Supervielle’s controlling shareholder (the “Selling Shareholder”), announced today the pricing of a global offering of Class B shares of Grupo Supervielle.  The global offering consisted of an international offering in the United States and other countries outside of Argentina (the “International Offering”) and a concurrent offering in Argentina (the “Argentine Offering” and together with the International Offering, the “Global Offering”). Simultaneously with the Global Offering, we conducted a preemptive and accretion rights offering of Class B shares to existing shareholders (the “Rights Offering”), In the aggregate, 70,000,000 Class B shares were offered by Grupo Supervielle and 33,000,000 Class B shares were offered by the Selling Shareholder, including the Class B shares offered by the Company in the Rights Offering.

The Global Offering and Rights Offering priced at US$4.00 per Class B share, or US$20.00 per ADS, for an aggregate offering size of US$412 million. 86,194,535 Class B shares, which may be represented by American Depositary Shares (“ADSs”) at the option of the international underwriters, were sold in the International Offering. Each ADS represents five Class B shares. 12,410,957 Class B shares were sold in the Argentine Offering and 4,394,508 Class B shares were subscribed pursuant to the Rights Offering. Grupo Supervielle has granted the international underwriters an option to purchase up to 14,582,730 additional Class B shares. In the event that the international underwriters exercise such option in full, an additional 867,267 Class B shares will be sold to existing shareholders pursuant to their exercise of preemptive and accretion rights. The Global Offering is expected to close on September 15, 2017.

A registration statement on Form F-3 and a prospectus relating to the Class B shares and the ADSs have been filed with the U.S. Securities and Exchange Commission (the “SEC”) and the registration statement is effective.

BofA Merrill Lynch is acting as global coordinator and joint bookrunner and Itaú BBA and J.P. Morgan are acting as joint bookrunners. AR Partners and Banco Supervielle are acting as local placement agents.

Copies of the prospectus and prospectus supplement related to the International Offering may be obtained by contacting BofA Merrill Lynch, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attention: Prospectus Department, or: dg.prospectus_requests@baml.com; J.P. Morgan Securities LLC, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Broadridge Financial Solutions, Telephone: 1-866- 803-9204, Email: prospectus-eq_fi@jpmchase.com; or Itaú BBA, Attention: Equity Sales Desk, 767 Fifth Avenue, 50th Floor, New York, NY 10153, or 1-212-710-6756. Copies of the registration statement, the prospectus and the prospectus supplement related to the International Offering can be accessed through the SEC’s website at www.sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Argentine Offering has been authorized by the Comisión Nacional de Valores (“CNV”), the Argentine securities regulator, pursuant to Resolution No.18,856 dated July 18, 2017.  The CNV authorization means only that the information requirements of the CNV have been satisfied.  The CNV has not rendered any opinion in respect of the accuracy of the information contained in the Argentine prospectus.

Forward Looking Statements

This press release includes statements concerning potential future events involving Grupo Supervielle that could differ materially from the events that actually occur. The differences could be caused by a number of risks, uncertainties and factors relating to Grupo Supervielle’s business (please see “Risk Factors” in the prospectus supplement relating to the Global Offering and our 2016 Form 20-F filed with the SEC on May 1, 2017). Grupo Supervielle does not undertake to update any forward-looking statements made in this press release to reflect future events or developments. No assurance can be given that the equity offering will be consummated or as to the ultimate terms of any such transaction.

Ana Bartesaghi

Treasurer and Investor Relations Officer

Ana.Bartesaghi@supervielle.com.ar

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: September 13, 2017	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer

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